Exhibit (a)(1)(C)
Offer to Purchase
All Outstanding Shares of Class A Common Stock
of
BLUE APRON HOLDINGS, INC.
at
$13.00 per share, net in cash, without interest and less any applicable tax withholding
Pursuant to the Offer to Purchase dated October 13, 2023
by
BASIL MERGER CORPORATION
a wholly owned subsidiary
of
WONDER GROUP, INC.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., EASTERN TIME, ON NOVEMBER 9, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
October 13, 2023
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Basil Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Wonder Group, Inc., a Delaware corporation (“Wonder”), to act as information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “Shares”), of Blue Apron Holdings, Inc., a Delaware corporation (“Blue Apron”), which constitute all of the issued and outstanding shares of capital stock of Blue Apron, at a purchase price of $13.00 per Share (the “Offer Price”), net to the stockholder in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 13, 2023 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
The Offer and the Merger are not subject to any financing condition. The conditions to the Offer are described in Section 15 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1. The Offer to Purchase;
2. The Letter of Transmittal (including Internal Revenue Service Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients;
3. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and
4. Blue Apron’s Solicitation/Recommendation Statement on Schedule 14D-9.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute past 11:59 P.M., Eastern Time, on November 9, 2023 (the “Expiration Time”), unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement (as defined below), in which case the term “Expiration Time” means such subsequent time on such subsequent date. Purchaser is not providing for guaranteed delivery procedures. Therefore, Blue Apron stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depositary Trust Company (“DTC”), which end earlier than the Expiration Time. Normal business hours of DTC are between 8:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated September 28, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among Blue Apron, Wonder and Purchaser, pursuant to which, after consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into Blue Apron pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Blue Apron continuing as the surviving corporation and becoming a wholly owned subsidiary of Wonder (the “Merger”).
The Board of Directors of Blue Apron unanimously (i) determined and declared that the Offer, the Merger and the other transactions contemplated by the Merger Agreement, on the terms and conditions set forth in the Merger Agreement (collectively, the “Transactions”), are advisable, and in the best interests of, Blue Apron and its stockholders, (ii) resolved that Blue Apron was authorized to enter into and is authorized to perform its obligations under the Merger Agreement, providing for the consummation of the Transactions, (iii) resolved that the Merger Agreement and the Merger will be effected as soon as practicable following the consummation of the Offer and will be governed by and effected under Section 251(h) and the other relevant provisions of the DGCL and (iv) recommended that Blue Apron’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
For Shares to be properly tendered to the Purchaser pursuant to the Offer, Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”), must be in timely receipt of (i) to the extent the Shares are not already held with the Depositary, the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s Automated Tender Offer Program, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or the Depositary, in each case prior to the Expiration Time.
Neither Wonder nor Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or to any other person (other than to the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. Tendering stockholders who are holders of record of their Shares and who tender directly to the Depositary will not be obligated to pay stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer, except as otherwise provided in Section 6 of the Letter of Transmittal.
Questions or requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be obtained at no cost to stockholders from the Information Agent. Additionally, copies of the Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer are available free of charge at www.sec.gov.
Very truly yours,
OKAPI PARTNERS LLC

Nothing contained herein or in the enclosed documents shall render you, the agent of Purchaser, the Information Agent, the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.
The Information Agent for the Offer is:
1212 Avenue of the Americas, 17th Floor
New York, NY 10036
Banks and Brokerage Firms Please Call: +1 (212) 297-0720
Shareholders and All Others Call Toll-Free: +1 (844) 343-2625
Via Email: info@okapipartners.com